United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December, 2013

Commission File Number: 001-35681

AMIRA NATURE FOODS LTD

(Translation of registrant’s name into English)

29E, A.U. Tower

Jumeirah Lake Towers

Dubai, United Arab Emirates

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes ☐	No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes ☐	No ☒

Entry into a Material Definitive Agreement

Amira Nature Foods Ltd announced on December 23, 2013 a definitive agreement to acquire Basmati Rice GmbH, a specialty distributer of premium branded rice, particularly Basmati rice in Germany. The press release announcing the transaction is attached as Exhibit 99.1 and is incorporated by reference herein.

Exhibits
99.1	Press release dated December 23, 2013

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 24, 2013

AMIRA NATURE FOODS LTD

By:	/s/Ashish Poddar
Name:	Ashish Poddar
Title:	Chief Financial Officer

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